UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235

(CUSIP Number)

July 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment of containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of that Act.

CUSIP No 847235108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Judith A. Sare
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 359,299
	6.	Shared Voting Power: 88,197
	7.	Sole Dispositive Power: 359,299
	8.	Shared Dispositive Power: 88,197
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 447,496
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.42%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

(a)	Sparton Corporation

(b)	425 North Martingale Road Schaumburg, Illinois 60173

Item 2.	Identity and Background

(a)	Name:	Judith A. Sare
(b)	Residence Address:	1 Scarlett Oak Circle, Palm Coast, Florida 32137
(c)	Citizenship:	United States of America
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	847235108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-(2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:		447,496
(b)	Percent of class:		4.42%
(c)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote	359,299
	(ii)	shared power to vote or direct the vote	88,197
	(iii)	sole power to dispose or direct the disposition of	359,299
	(iv)	shared power to dispose or to direct the disposition of:	88,197

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Judith A. Sare
Judith A. Sare October 9, 2014